                                                       Exhibit (99)(b)



                             STATE OF MICHIGAN

               BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION



In the matter, on the Commission's own       )
motion, to consider the restructuring of     )    Case No. U-11290
the electric utility industry                )
_____________________________________________)












                   RESPONSE OF CONSUMERS ENERGY COMPANY
                   TO COMMISSION REQUEST FOR INFORMATION

















March 7, 1997

                             TABLE OF CONTENTS

                                                                    Page
                                                                    ----

I.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . .     1

II.  RESPONSE TO COMMISSION REQUEST . . . . . . . . . . . . . . . .     3

     Question 1:  A detailed calculation of anticipated
                  stranded costs, including possible
                  mitigation measures, and transition
                  charges given the definition in the
                  Staff Report.  The utility should also
                  provide information on any alternative
                  method of calculating stranded cost
                  that it has developed . . . . . . . . . . . . . .     3

        A. Determination of Transition Costs  . . . . . . . . . . .     3

           1.     Regulatory Assets . . . . . . . . . . . . . . . .     4

           2.     Nuclear Facilities  . . . . . . . . . . . . . . .     7

           3.     Decommissioning of Hydroelectric and Pumped
                  Storage Facilities  . . . . . . . . . . . . . . .     8

           4.     Contract Capacity Charges . . . . . . . . . . . .     9

           5.     Employee-Related Restructuring Costs  . . . . . .    11

           6.     Other Implementation Costs  . . . . . . . . . . .    12

        B. Determination of Transition Charges  . . . . . . . . . .    13

        C. Mitigation . . . . . . . . . . . . . . . . . . . . . . .    14

     Question 2:  The items the utility would expect to
                  securitize if authorized to do so, and an
                  analysis regarding the anticipated
                  financial and rate effects  . . . . . . . . . . .    17

     Question 3:  A description of how the utility would
                  allocate direct access capacity, including
                  procedures for bidding and aggregation.
                  The utility should also indicate any
                  appropriate alternatives to the phase-in
                  schedule  . . . . . . . . . . . . . . . . . . . .    21

        A. Allocation . . . . . . . . . . . . . . . . . . . . . . .    21

        B. Bidding  . . . . . . . . . . . . . . . . . . . . . . . .    22

        C. Aggregation  . . . . . . . . . . . . . . . . . . . . . .    22

        D. Alternatives to the Phase-In Schedule  . . . . . . . . .    23

     Question 4:  Tariff sheets for direct access service,
                  with supporting workpapers and applicable
                  FERC tariffs  . . . . . . . . . . . . . . . . . .    24

     Question 5:  A description, including tariff sheets, for
                  the standby service that the utility would
                  provide to direct access customers  . . . . . . .    26

     Question 6:  A list of any new or additional
                  charges that the utility does not
                  currently assess that would be imposed
                  under a direct access program . . . . . . . . . .    27

     Question 7:  A description of any transmission
                  constraints or limitations on the ability
                  to import power into the utility's system.
                  This description should include:  (a) the
                  amount of electricity currently being
                  imported into the system from Michigan
                  sources and from outside the state; (b) the
                  nature of the existing imports, e.g.,
                  wholesale transactions; (c) the nature and
                  location of the constraints; (d) an
                  estimate of the amount of direct access
                  electricity that could be imported into the
                  utility's system given existing
                  constraints; and (e) methods of removing
                  constraints and their estimated costs and
                  effects . . . . . . . . . . . . . . . . . . . . .    29

     Question 8:  The status of any ongoing discussions
                  regarding the development of an
                  Independent System Operator . . . . . . . . . . .    31

     Question 9:  A description of the methods that the
                  utility would propose to alleviate
                  concerns regarding market power in a
                  competitive market  . . . . . . . . . . . . . . .    34

III. SUMMARY OF ESSENTIAL FEATURES OF RESTRUCTURING PLAN  . . . . .    40

     A. Retail Direct Access Schedule . . . . . . . . . . . . . . .    40

     B. Allocation and Bidding  . . . . . . . . . . . . . . . . . .    40

     C. Transition Cost Recovery  . . . . . . . . . . . . . . . . .    41

     D. Rates, Terms and Conditions of Retail Direct
        Access Service  . . . . . . . . . . . . . . . . . . . . . .    42

     E. Rate Freeze . . . . . . . . . . . . . . . . . . . . . . . .    42

     F. PSCR Suspension . . . . . . . . . . . . . . . . . . . . . .    42

     G. Performance-Based Ratemaking Mechanism  . . . . . . . . . .    44

     H. Obligation To Serve . . . . . . . . . . . . . . . . . . . .    44

     I. Reciprocity . . . . . . . . . . . . . . . . . . . . . . . .    45

     J. Creation of an Independent System Operator  . . . . . . . .    46


IV.  CONCLUSION   . . . . . . . . . . . . . . . . . . . . . . . . .    46

Attachment 1
Attachment 2
Attachment 3
Attachment 4
Attachment 5
Attachment 6
Attachment 7
Attachment 8

                             STATE OF MICHIGAN

               BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION


In the matter, on the Commission's own       )
motion, to consider the restructuring of     )    Case No. U-11290
the electric utility industry                )
_____________________________________________)


                   RESPONSE OF CONSUMERS ENERGY COMPANY
                   TO COMMISSION REQUEST FOR INFORMATION


I.   INTRODUCTION

          On December 20, 1996, the Commission initiated this proceeding to review a report on electric industry restructuring which had been prepared by the MPSC Staff ("Staff Report"). On January 21, 1997, Consumers Energy Company ("Consumers Energy"), along with many other parties, filed comments on the Staff Report. The Commission also held several public hearings at which additional comments were received.

          On February 5, 1997, the Commission issued an "Order Requesting Comments and Notice of Hearing" ("February 5 Order"). In that order, the Commission requested Consumers Energy and The Detroit Edison Company ("Detroit Edison") (and any other electric utilities who so desire) to make, by March 7, 1997, additional filings which would address in greater detail how the recommendations in the Staff Report could be implemented. The order includes a list of specific questions which the Commission requested the utilities to address. This is Consumers Energy's Response to the Commission's request.

          In preparing this Response, Consumers Energy has provided the Commission not only with information which is responsive to the questions asked, but also with a detailed program for the initial implementation of the Staff plan. As set forth in its January 21, 1997 Comments, Consumers Energy continues to be willing to voluntarily implement the retail direct access program set forth in this submission, subject to (i) the Commission approving the entirety of the plan set forth herein, and (ii) the Commission specifically approving the calculation of transition costs and the associated charges set forth below. In addition, because it is essential to gain legislative authorization of the restructuring plan, the Company's willingness to voluntarily implement this plan will cease as of December 31, 1997, unless appropriate utility restructuring legislation has been enacted by the Legislature and signed into law by that date.
Upon completing its review of the March 7 filings and other parties comments, the Company hopes that the Commission will issue an order (1) endorsing the Staff plan as further developed in this Response, (2) recommending to the Legislature the enactment of legislation which is consistent with that plan, and (3) accepting the Company's offer of voluntary implementation.

          The Company emphasizes that since the issuance of the February 5 Order, it has done considerable analysis of the transition cost and securitization features of the Staff's proposed restructuring plan in an effort to be fully responsive to the Commission's inquiries. Consumers Energy now believes that securitization offers significantly greater customer benefits than were previously identified. Specifically, securitization offers over a $200 million annual savings to customers compared to the rates which customers would otherwise pay. This is discussed in greater detail below.

II.  RESPONSE TO COMMISSION REQUESTS

          This portion of the Company's Response addresses the specific information requests made by the Commission in the February 5 Order.

     Question 1:    A detailed calculation of anticipated stranded
                    costs, including possible mitigation measures, and transition charges given the definition in the Staff Report. The utility should also provide information on any alternative method of calculating stranded cost that it has developed.

          A.   Determination of Transition Costs

          The critical element of electric utility restructuring is the provision to regulated electric utilities of a reasonable opportunity to recover: (i) costs associated with investments and commitments that were made during the regulated era which will be above prevailing near term market prices in a competitive environment, and (ii) costs that are incurred to facilitate the transition from regulated market status to competitive market status. The Staff Report properly recognizes that:

          "[t]he opportunity to recover transition costs is necessary to assure a fair, smooth, and realizable restructuring of the electric industry. Without reasonable recovery of transition costs, significant adverse and unacceptable impacts on various interested parties will occur. In short, reasonable recovery of transition costs helps to assure financially healthy utilities and reliable electric service in the State." Staff Report, p. 13.

          The definition of transition costs adopted by the Staff in its report includes the following categories:

          1. Regulatory assets approved for cost recovery by the Commission;

          2.   The net book capital costs of nuclear facilities;

          3. The contract capacity charges included in long-term power purchase agreements, to the extent those charges have already been approved for cost recovery by the Commission, and to the extent those charges exceed the estimated near term market value of the associated capacity;

          4.   Employee-related restructuring costs;

          5. Other costs related to the implementation of industry restructuring, such as the creation and implementation of new metering and billing systems, and the establishment of an independent system operator.

          In addition, Consumers Energy believes that the decommissioning costs associated with the Ludington Pumped Storage Plant and other hydro facilities should be added to the list. These facilities are licensed by the Federal Regulatory Energy Commission ("FERC"). Similar to federal law governing nuclear plants, the FERC requires hydro electric and pumped storage sites to be decommissioned at the end of their useful lives. Including these decommissioning costs in the category of transition costs is, in Consumers Energy's opinion, consistent with the Staff's approach to this issue.

          Consumers Energy believes the above categories of costs provide a reasonable means of analyzing and measuring transition costs. The bulk of these items represent costs that, pursuant to the current regulated industry structure, have already been subjected to regulatory scrutiny, and have been found to be properly recoverable from customers. Categories 4 and 5 represent costs that will have to be incurred in the future in order to move to the competitive industry structure envisioned by the Staff Report. Each of these categories are quantified and discussed below. Except where specifically noted, the costs identified in this response reflect only those costs which Consumers Energy will incur during the 1997-2007 time period; i.e., costs expected to be incurred beyond 2007 are not included in this analysis.

               1.   Regulatory Assets

          The individual items and the associated dollar amounts within this category are listed below. It should be noted that the dollar amounts listed are stated in nominal dollars, and are only the estimated generation-related portion of each item which will be stated on Consumers Energy's books as of December 31, 1997.

                                  Table 1

               Item                               $(million)

A.   The remaining Midland 3B amortization amount      86.6
     first authorized in Case No. U-7830.

B.   The remaining SFAS 106 (other post                97.2
     employment benefits) obligation, first
     authorized in Case No. U-10335.

C.   The remaining Demand Side Management              42.5
     ("DSM") costs approved for recovery in
     Cases No. U-9346, U-10335 and U-10685.

D.   The remaining Department of Energy                19.5
     assessment for decontamination and
     decommissioning of enrichment facilities most recently authorized in Case No. U-10445.

E.   Previously flowed through income tax              49.0
     benefits (SFAS 109) first authorized in
     Case No. U-10083.

F.   The remaining Ludington Settlement                12.3
     amortization amount approved for recovery in Case No. U-10685.

G.   Refunded debt costs approved for recovery
     in Case No. U-10685.                               4.5
                                                       ______
     Total--Regulatory Assets                          $311.6


          Under current rates, these items would all be fully amortized on Consumers Energy's books before 2007, except for item B (SFAS 106), item E (SFAS 109) and item G (refunded debt). The recovery period for these three items under current rates extends to 2011, 2016, and 2010, respectively.

          It must be noted that the dollar amounts identified in Table 1 reflect the entire generation-related amount of these regulatory assets as of December 31, 1997. Given the Staff phase-in schedule, however, a substantial portion of these costs will be paid by non-retail access customers via bundled rates. Based upon the Staff phase-in schedule, the appropriate dollar amount recoverable through the transition charge is the present value amount associated with only the retail direct access load, or $70.3 million. See Attachment 1.(1)

          Consumers Energy does not believe extended discussion of each of these items is necessary, or was contemplated by the Commission's
February 5 Order. These are all cost items that have previously been approved for recovery from customers by the Commission, and are currently included in rates, but which, in the absence of appropriate ratemaking treatment, would not be recovered from customers who engage in retail direct access. Indeed, the Commission has already formally determined that these types of costs are properly recoverable from customers who engage in retail direct access. See June 19, 1995 Order in Cases No. U-10143/U-10176 and November 14, 1996 Order in Cases No. U-10685/U-10787/U-
10754. The Staff's recommendations that these items should be included as transition costs, and that retail direct access customers should continue to pay their share of these costs, is just and reasonable.

---------------------
     (1)Attachment 1 shows the detailed calculations and assumptions which underlie the transition cost and securitization figures discussed in this Response.

               2.   Nuclear Facilities

          The total net book cost of Consumers Energy's two nuclear units which are projected to be stated on the Company's books as of December 31, 1997 is $552,493,000. The detail corresponding to this total is as follows:

                                  Table 2

     Category            Palisades      Big Rock       Total
                           (000)          (000)         (000)

     Gross Plant         $735,856       $65,252        $801,108

     Construction          32,111             2          32,113
     Work in Progress

     Inventory             17,823         2,339          20,162

     Accumulated         (248,493)      (52,397)       (300,890)
     Depreciation
     Reserve             _________      ________       _________

     Net Plant           $537,297       $15,196        $552,493

          As noted above with respect to regulatory assets, part of the $552.493 million figure will be recovered from non-retail access customers over the phase-in period. Based upon the phase-in schedule recommended in the Staff Report, the proper amount recoverable via the transition charge is the present value amount associated with only the retail direct access load, or $220.1 million. See Attachment 1.

          Under current rates, Big Rock will be fully depreciated in 1998, while Palisades will be fully depreciated in 2007. As stated in the Staff Report, it is appropriate to consider the entire net book capital cost of these nuclear units (and the associated return) in the transition cost calculations because the near term market price of power in a competitive environment will not likely even offset the fuel and other operating and maintenance ("other O&M") costs associated with these units, let alone make a contribution toward recovery of the capital costs. The average per kilowatt-hour fuel/other O&M cost at Palisades is approximately 2.9 cents. There are also substantial continuing capital investment requirements associated with these units which are not reflected in the above figures. For example, the average annual capital expenditure at Palisades in 1994 and 1995 was $33 million. Under the approach recommended by the Staff, Consumers Energy will be at risk for the recovery of all future nuclear plant capital additions, as well as of ongoing fuel and other O&M expenses. It may be noted that this approach stands in contrast to that being followed in California, where the recently enacted legislation creates a procedure which allows for recovery of nuclear plant capital additions for a period extending through the end of the transition cost recovery period (i.e., December 31, 2001 under California's plan). See 1996 Cal. AB. 1890, Section 367.

               3.   Decommissioning of Hydroelectric
                    and Pumped Storage Facilities

          Consumers Energy owns and operates eleven hydroelectric facilities, as well as a 51% ownership interest in the Ludington Pumped Storage Plant. As is the case with the Company's nuclear generating units, these units will have to be decommissioned at the end of their useful lives. The currently estimated costs of decommissioning these facilities are reflected in the depreciation rates which the Commission has approved, and are included in the Company's rates. Since these units were constructed to serve the Company's entire customer base, customers electing retail access should be required to pay their share of these decommissioning costs.

          Under current rates, the Ludington Plant is expected to be retired and decommissioned in 2028. The corresponding date for the eleven hydro plants is 2034. The appropriate amount to be reflected in the transition cost calculation for this item was determined based upon the present value of the revenues which would otherwise be collected in rates for decommissioning of these units in the absence of a retail access program. The appropriate amount is $16,174,000. See Attachment 1.

               4.   Contract Capacity Charges

          Consumers Energy has a substantial number of power purchase agreements with non-utility generators ("NUG's") pursuant to which it purchases nearly 1700 megawatts of capacity. All of the power so purchased has been and continues to be used to serve customers. All of these NUG's are qualifying facilities, as that term is defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA"). As the Commission is, of course, aware, PURPA was the U.S. Congress' policy response to the claimed "energy crisis" of the 1970's. That act obligated electric public utilities to purchase power supplied by qualifying facilities at rates that reflected the purchasing utility's "avoided cost," as determined by state regulatory bodies. Pursuant to PURPA's mandate, and due to Consumers Energy's need for additional generating capacity at that time, the Company entered into these power purchase agreements beginning in 1983. Additional qualifying facility agreements were entered into in connection with a Commission-approved settlement of various disputes in 1993. Finally, in compliance with the directives of the Michigan legislature as set forth in 1989 PA 2, which obligated Consumers Energy to enter into contracts for 120 megawatts of capacity from "waste-to-energy" facilities, the Company signed additional power purchase agreements in 1993. See Attachment 2 for a list of NUG contracts and Commission orders in which cost recovery of contract capacity charges has been approved. The capacity and energy charges contained in these NUG contracts were determined according to methodologies which were approved by the Commission, and reflect estimates of Consumers Energy's avoided costs determined at the time the contracts were signed. The costs associated with these power purchase agreements have been approved for recovery through Consumers Energy's rates in orders issued from 1984 through 1996.

          In other states which are also in the process of restructuring the electric utility industry, it has uniformly been recognized that the costs associated with purchases from PURPA qualifying facilities pursuant to contracts entered into over the past 10-15 years will exceed the market price of power in a competitive marketplace, at least over the near term, and that such costs should be recoverable as a component of transition costs. The recently-enacted Pennsylvania legislation states that the Pennsylvania Commission "shall allow" recovery of "cost obligations under contracts with non-utility generating projects that have received a commission order. . . ."  See 1995 Pa. Laws 138, Title 66, Chapter 28.
The California legislation provides for recovery of "power purchase contract obligations", along with recovery of "costs associated with any buy-out, buy-down, or renegotiation" of those contracts. See 1996 Cal. AB. 1890. The Rhode Island legislation also provides for such recovery. See 1996 R.I. Pub. Laws, Chapter 316.

          The Staff Report similarly recognizes that the contract obligations of the purchasing utility which resulted from the implementation of the legislative directives contained in PURPA and 1989 PA 2 must be dealt with in any realistic restructuring plan. The recommendation of the Staff would leave the purchasing utility at risk for recovery of the energy charge (both fixed and variable) and for the estimated near term market value of the capacity in an open access competitive market. The remaining contract costs would be recoverable as part of total transition costs. Based upon the capital costs associated with the construction and maintenance of a gas peaking unit built to provide standby service in an open access environment, the near term market value for purposes of this calculation would approximate 0.5 cents per kWh.(2) Based upon (i) this 0.5 cents per kWh figure, and
(ii) the anticipated purchases from NUG contracts over the 1997-2007 period, the total present value amount of contract capacity costs in excess of this value is approximately $3,194.9 million. For the same reasons noted earlier with respect to regulatory assets and nuclear facilities, the present value amount of these costs associated with retail direct access load, based upon the Staff phase-in schedule, is $1,459 million. See Attachment 1.

               5.   Employee-Related Restructuring
                    Costs

          The transition to a competitive generation market will require many changes in the way electric utilities conduct business. Many of these changes will undoubtedly affect the amount and nature of staffing requirements in the various segments of the utility's current business operations. The California legislation recognized that this would occur, and explicitly stated that costs associated with employee severance, retraining programs, early retirement programs, out placement programs and similar items should be included in recoverable transition costs. The Staff Report similarly recognized that such costs should be recoverable, and further recommended that some means of auditing and verifying such costs should be implemented.

          Consumers Energy currently estimates that such costs would approximate $50 million over the 1998-2002 time period. These costs should be added to the total transition costs

---------------------
     (2)Consumers believes 0.5 cents/kWh is a reasonable near term assumption for the value of capacity based on the following reference points:

* Current estimates for construction of new simple cycle gas turbine generation facilities range from $250-$350/kW. While fixed charge rate and load factor assumptions affect the cents/kWh rate which results from such facility costs, this range is consistent with 0.5 cents/kWh.

* In other countries such as Great Britain and Argentina which have already deregulated generation, the value of capacity has settled at approximately 0.5 cents/kWh.
used to calculate the appropriate initial transition charge, and should be subject to periodic review and adjustment to the extent actual employee-related restructuring costs are different than this estimate.

               6.   Other Implementation Costs

          The implementation of any meaningful restructuring plan will require the expenditure of significant sums for new billing systems, new computer systems infrastructure to accommodate changes in metering equipment, the establishment of an independent system operator and other similar items. For example, the technology needed to gather and communicate the information necessary to allow large scale retail direct access includes the installation of communication equipment on customer meters, infrastructure investment needed to transmit the customer information gathered at the meter, and computer hardware/software investment necessary to process the information for use in preparing bills. In addition, a completely new billing system must ultimately be developed to accommodate unbundled pricing, and the preparation of bills containing multiple pricing structures from multiple suppliers of generation services and other services.(3) Additional investments will also be necessary to implement an automated power transactions scheduling system, along with the costs of developing and implementing an independent transmission system operator system. Consumers Energy currently estimates that such costs will be $150 million over the 1998-2002 time period.
These costs should be added to the total transition costs used to calculate the appropriate transition charge, and should be subject to periodic review and adjustment to the extent actual costs are different than this estimate.

---------------------
     (3)A general description of the activities necessary to develop and install the technology improvements needed to implement retail direct access, as well as a potential schedule for those activities, is provided as Attachment 3.

          B.   Determination of Transition Charges

          Based upon the above cost determinations, transition and implementation charges were developed which would be applicable only to those customers electing retail direct access service during the 1997-2007 time period. The basic assumptions underlying the calculation of the charge, and the details of the calculation are set forth on Attachment 1. In summary, this approach:

          (i) Reflects only those costs to be incurred (or amortized) over the 1998-2007 time period. The only exceptions to this are, as noted above, the SFAS 106, SFAS 109 and refunded debt regulatory assets, which, under current rates, would be amortized over periods extending to 2011, 2016, and 2010, respectively, and the Ludington and hydro plant decommissioning cost.

          (ii) Calculates a per kWh charge based upon the October 1996 sales forecast for the 1998-2007 time period.

          (iii) Reflects a $4.9 million reduction in total transition costs based upon the assumption that a portion of the payments made by Rate DA participants during 1998-2000 will allow recovery of a portion of total transition costs.

          (iv) Assumes the schedule for retail direct access set forth in the Staff Report is followed, and calculates the load associated with the customers opting for retail direct access pursuant to that schedule.

          (v) Uses the overall pre-tax rate of return approved in the most recent electric rate order of 10.63%, (see February 5, 1996 Order in Case No. U-10685), and a 7% discount rate to determine the present value of future revenues.

          (vi) Develops a levelized transition charge which would be applicable for the entire 1998-2007 time period, only for those customers eligible for retail direct access. Other customers are assumed to continue to pay bundled rates during this period. Similarly, the implementation charge (covering employee-related and other restructuring costs) would also apply only to retail access customers.

          (vii) Assumes that all nuclear decommissioning costs continue to be recovered through a separate charge applicable to all customers.

The levelized transition charge (i.e., for recovery of the costs associated with regulatory assets, Ludington/hydro decommissioning, nuclear facilities and power purchase agreements) which results from this approach is 1.31 cents per kWh. The levelized implementation charge (i.e., for recovery of employee-related restructuring costs and other implementation costs) is 0.14 cents per kWh. The total charge is 1.45 cents per kWh. See Attachment 1. This is the charge that would apply in the absence of securitization.

          Because the above calculations are based upon a relatively long-term sales forecast, it is essential to periodically "true-up" the collection of these amounts to reflect actual sales levels. Neither utilities nor customers should be put at risk for factors such as the performance of the Michigan economy and weather over a ten year period. Thus, the charges should be adjusted on January 1, 2001 and January 1, 2004 to reflect what actual sales levels have been. There would be no true-ups for any other factors.

          C.   Mitigation

          The February 5 Order asked the utilities to address to what degree transition cost mitigation measures are reflected in the Staff recommendation. There are numerous examples of such mitigation measures which are inherent in the Staff Report. These include the following:

          (A) During the transition period, the above-described calculation of transition costs effectively assumes that, for the load lost to third party power suppliers, the Company will be able to sell the displaced generation to some other buyer at a price at least equal to market value. The inability to do so would mean that the estimate of transition (or stranded) costs set forth above is significantly understated. Thus, there is a business risk associated with being able to negotiate transactions which allow those sales to take place. This also highlights the importance of the reciprocity condition which the Staff Report properly recommends. Without the ability to sell into other utilities' markets, Consumers Energy's generation would effectively be land-locked, and its transition costs would be substantially increased.

          (B) The utility assumes all risk associated with the recoverability of existing and future capital costs of its fossil and hydro electric generating units. The current net book value of these units on Consumers Energy's books is over $800 million (excluding
     CWIP and inventories).   Average annual capital expenditures for
     these units during 1993-1995 was approximately $40 million. The rate freeze recommended by the Staff will prevent recovery of any capital additions during the transition period, and the Company will be solely at risk for the recovery of all capital, fuel and other O&M costs after the full phase-in of retail direct access.

          (C) The utility also assumes all risk associated with the recoverability of the fuel, and other O&M expenses associated with its fossil and hydro units. The rate freeze (and PSCR suspension) recommended by the Staff would prevent recovery of any increases in these costs during the transition period, and the Company would be fully at risk for recovery of all of these costs after the phase-in of direct access.

          (D) As was noted earlier, the utility assumes all risk associated with future capital additions for its nuclear units. The substantial regulatory requirements associated with the operation of these units makes this a particularly significant risk.

          (E) The utility also assumes all risk associated with the recoverability of nuclear fuel, and nuclear other O&M expenses for these units. The level of these costs recoverable through rates is frozen during the transition period, and is recoverable only to the extent the market permits recovery thereafter.

          (F) The above calculations cover only the period through December 31, 2007. This limitation also applies to the NUG agreements, even though the terms of all of those agreements extend well past 2007. For purposes of this Response, Consumers Energy has accepted the implicit conclusion in the Staff Report that market conditions beyond 2007 are difficult to predict, and that it is therefore appropriate to limit the calculation of NUG-related transition costs to the 1998-2007 time period. Given the long term nature of these power supply contracts, there are substantial contract costs that Consumers Energy will incur beyond 2007, however, and the recoverability of those costs will depend upon market conditions existing at that future time, or, to the extent market conditions do not permit such recovery, the ability to obtain recovery of any future stranded costs via some regulatory mechanism. The Company intends to return to the Commission for a resolution of NUG recovery issues at that time should it appear necessary. To attempt now to resolve questions about market conditions and economic conditions 10 years in the future would not be productive and would serve only to delay the availability of retail access.

          (G) The utility assumes certain market, contract and regulatory risks associated with the payment of energy charges pursuant to the NUG agreements, since these charges could prove to be above market prices in certain conditions.

          (H) It is also appropriate to consider the phase-in strategy included in the Staff Report as a mitigation measure. The Staff recommended, and Consumers Energy agrees, that the transition to full retail direct access should be phased in over a 6-7 year period.
     This greatly assists in mitigating transition costs in a variety of ways. First, it provides the utility with an opportunity to take the organizational and management steps necessary to operate in a deregulated, competitive environment. Second, and as mentioned previously, an acceleration of direct access would result in an increase in the transition cost charge described above. In addition, the phase-in of direct access permits the large expenditures necessary to accommodate the revised metering, billing and other computer systems to be spread over a longer period, thereby allowing those implementation activities to proceed in a more efficient and cost-effective manner. Electric restructuring in Michigan should not be allowed to fall victim to the "America ON-Line" syndrome.

          (I) Because the PSCR process will be suspended, the utility assumes the risk of variations in fuel prices, unit performance factors, availability of third-party supplied power, and other matters, to the extent they deviate from what is reflected in the frozen rate.

          (J) As stated in the following section, earnings of the investment trust which exceed what is necessary to make payments to the NUG's would be distributed to customers, thereby mitigating transition costs.

          (K) The amounts bid during the phase-in period for the ability to participate in the retail access program will be credited against other restructuring implementation costs, thereby mitigating those costs.

          (L) The "true-up" procedures for transition costs described above will, to the extent actual sales growth exceeds what is projected, serve to reduce transition costs payable by customers.

          (M) It is also appropriate to recall that, with respect to the MCV power purchase agreement, Consumers Energy has previously incurred write-offs and other losses exceeding $700 million, which represent savings to customers.

          (N) A further potential mitigation element would be any stranded costs recovered as a result of proceedings at the Federal Energy Regulatory Commission. Such a proceeding is currently pending at the FERC concerning the Alma municipalization proposal. See FERC Docket No. SC97-4-000. Amounts recovered in this manner would serve to reduce the transition costs otherwise authorized by this Commission.

     Question 2:    The items the utility would expect to securitize
                    if authorized to do so, and an analysis regarding the anticipated financial and rate effects.

          Consumers Energy agrees with the Staff Report recommendation that the securitization of transition charge revenues should be seriously explored. This approach offers a potentially valuable tool in an electric utility restructuring package. Securitization would permit the recovery of transition costs, while doing so in a manner which provides rate benefits to current customers. This approach can thereby provide significant benefits to customers and all interested parties. While the Legislature must ultimately authorize this securitization approach, the Commission has an essential role to play. Consumers Energy urges the Commission to explicitly endorse this feature of the Staff Report as an important element to be included in restructuring legislation and to adopt the calculations and charges which are set forth in this Response.

          While the Company's analysis of the securitization option is still continuing(4), at this time it expects that the following items and associated dollar amounts would provide the basis for the revenue stream to be securitized:(5)

---------------------
     (4)It should be noted that the Company's presentation in this Response regarding securitization assumes that the proceeds derived from
the sale of the bonds are not taxable to the utility.   If this assumption
proves to be incorrect, the benefits associated with securitization would not be realized. The Company anticipates that this issue will be resolved in the near future as the securitization mechanism is implemented in other states. In the event this issue is resolved adversely, the manner of transition cost recovery would have to be reconsidered.

     (5)It should be noted that, at this time, Consumers Energy does not propose to securitize any amounts related to employee restructuring or other implementation costs.

                    Table 3--(All figures in $ million)

                                        Additional Amounts
                           Transition     For Customer   Total Amount
                             Costs       Rate Reduction  To Be Securitized

(A)  Nuclear facilities    $   70.3     $  241.3         $  311.6

(B)  Generation-related       220.1        332.4            552.5
     regulatory assets

(C)  Ludington/hydro           16.2          8.0             24.2
     decommissioning

(D)  Contract capacity      1,459.5      1,735.4          3,194.9
     costs associated
     with NUG
     agreements

(E)  Transition costs          (4.9)         (.5)            (5.4)
     recovered via
     Rate DA regulatory
     charges approved
     by MPSC
                           _________    _________        _________
     Total                 $1,761.2     $2,316.6         $4,077.8

          The revenue requirement associated with the items listed in Table 3 would be removed from the utility's existing rates, and would be replaced with a securitization charge. For purposes of calculating the expected customer benefits from securitization, Consumers Energy has assumed that the bonds issued have a term of 15 years, an interest rate of 7.4%, and that the amounts collected by the utility for bond debt service are not taxable for Michigan Single Business Tax purposes. Using these assumptions, the resulting securitization charge is 1.12 cents per kWh. When the implementation charge (employee-related restructuring and other implementation costs) of 0.14 cents per kWh is added, the total restructuring charge under this approach is 1.26 cents per kWh. See Attachment 1 for details of this calculation. As noted previously, it would be essential to periodically "true-up" the collection of these amounts to reflect actual sales levels.

          The customer savings expected from this approach are substantial. As set forth below in Section III in greater detail, securitization provides an immediate savings to customers in excess of $200 million relative to rates that would otherwise be in effect in the absence of securitization. See Section III.

          The issuance of the securitization bonds would generate substantial funds which would be utilized over a reasonable period of time, consistent with prudent financial management considerations, in the following manner:

          (A) The proceeds from the securitization of nuclear facilities and regulatory assets would be used to reduce Consumers Energy's debt and equity in a proportion similar to that reflected in its current capital structure.

          (B) The proceeds from the securitization of the present value of the contract capacity charges would be handled as follows:

               --   The funds would be deposited in a third party managed
          investment trust fund

               --   Any earnings of the investment trust in excess of the
          amount needed to satisfy the approved amounts payable to the PPA suppliers will be distributed to customers. A reasonable estimate of this excess earnings amount ranges from $75 million to $150 million.

               --   Any remaining balance in the investment trust fund at
          2007 would also be distributed to customers.

               --   Buyouts, buydowns, financial restructuring or
          renegotiation of NUG power purchase agreements would be funded from the investment trust subject to the consent of the trustee.

                                  Table 4

    Summary of Transition Costs, Securitization Amounts, and Surcharges
                                 (million)
         Item
                                    Without                With
                                 Securitization       Securitization

1.   Generation-related              $   70.3             $  311.6
     regulatory assets

2.   Nuclear capital costs              220.1                552.5

3.   Ludington/hydro                     16.2                 24.2
     decommissioning

4.   Power purchase agreement         1,459.5              3,194.9
     costs

5.   Rate DA charge offset               (4.9)                (5.4)
                                     _________            _________
6.   Total                           $1,761.2             $ 4077.8

7.   Transition Charge           1.31 cents per kWh

8.   Securitization Charge                            1.12 cents per kWh

9.   Employee-related costs          $   50.0             $   50.0

10.  Other implementation            $  150.0             $  150.0
     costs

11.  Total implementation        0.14 cents per kWh   0.14 cents per kWh
     charge

12.  Total charge                1.45 cents per kWh   1.26 cents per kWh

     Question 3:    A description of how the utility would allocate
                    direct access capacity, including procedures for bidding and aggregation. The utility should also indicate any appropriate alternatives to the phase-in schedule.

          A.   Allocation

          To ensure that all customers have an opportunity to participate in retail direct access, Consumers Energy would first determine the blocks of direct access capacity available to residential, secondary and primary customer class based upon the percentage of annual energy consumption for each class. This would result in the residential, secondary and primary customer classes being allocated 49,000 kW, 32,000 kW and 69,000 kW of each 150 MW block of direct access capacity, respectively. Bidding procedures would then be followed within each customer class to allocate the available capacity to individual customers (or aggregators). The following table sets forth how Consumers Energy would phase in the retail direct access program:

                                  Table 5

                       RETAIL DIRECT ACCESS SCHEDULE
                       (All figures in kW of Demand)

                   RESIDENTIAL      SECONDARY        PRIMARY
           7/97         49,000         32,000         69,000
           1/98         98,000         64,000        138,000
           1/99        147,000         96,000        207,000
         1/2000        196,000        128,000        276,000
           1/01        245,000        160,000      No Limits
           1/02        294,000        192,000      No Limits
           1/03       343,000*        224,000      No Limits
           1/04      No Limits      No Limits      No Limits
               * Based upon an average demand of 4 kW per residential customer, This equates to approximately 85,750 customers.

          B.   Bidding

          To initiate the bidding procedure, the Company would conduct an auction three months prior to commencement of service. A participant in the auction process would submit a sealed bid indicating the number of 200 kW blocks of available retail access capacity allowances within each class it desires to purchase, and the amount it is willing to pay for each such 200 kW block. The highest bidders per block of capacity will be given first priority to that block. To ensure an adequate number of participants in the program, no single bidder would be awarded more than 10,000 kW from each of the three classes (i.e., primary, secondary and residential). The bid amounts would be in addition to all other applicable charges, and would be payable within thirty days. All fees collected would be credited to the recovery of other restructuring implementation costs previously discussed in response to Question 1. Successful bidders would be able to sell or otherwise transfer their allowances to other eligible parties.

          C.   Aggregation

          All customers with annual maximum demands of less than 1,000 kW and whose usage is not measured with demand recording meters would be required to procure their power through an aggregator. The aggregator could be any entity, such as a marketer, broker, customer, or distribution utility, which is certificated by the Michigan Public Service Commission.(6) The certification process would ensure that aggregators have the ability to meet their obligations. During the phase-in period, the aggregator will be able to solicit customers via the bidding process.

          Aggregators would be required to contract for a minimum level of 1,000 kW but could not exceed the quantity of load allowances secured in
the bidding process.   Aggregators may increase the amount of load they
serve in subsequent bid proceedings by successfully bidding for additional allowances, or acquiring additional allowances from other parties participating in the program. Aggregators would be required to independently schedule deliveries to each customer class of retail direct access customer (residential, secondary, and primary).

          D.   Alternatives to the Phase-In Schedule

          The Commission noted in a footnote in the February 5 Order
(p. 3) that the Michigan Electric Cooperative Association had claimed that the 2.5% blocks of capacity may not be feasible for some small utilities. Consumer Energy believes that some flexibility to address unusual situations of very small utilities may be appropriate, provided that the January 1, 2001 and January 1, 2004 dates for full retail direct access are not extended, and provided that the reciprocity condition is in force. That is, to the extent that a small utility wishes to sell to a customer located in another utility's service territory, no claims of special circumstances on its own system should serve to delay open access.

---------------------
     (6)Legislation would be appropriate to establish the certification requirements which would be administered by the Commission.

     Question 4:    Tariff sheets for direct access service, with
                    supporting workpapers and applicable FERC tariffs.

          Attachment 4 to this Response is a set of tariffs that could be used to initiate the retail direct access program in 1997. While they are largely self-explanatory, there are several points deserving special comment:

          (1) The rates and charges included in the tariffs assume the approval by this Commission and by the Federal Energy Regulatory Commission of the appropriate classification of transmission and distribution facilities in the manner set forth in Consumers Energy's application in Case No. U-11283. The Company notes that, on February 28, 1997, the Commission issued an order setting that matter for hearing.

          (2) The cost of supplying electricity can fluctuate dramatically over the course of a year, month, and day. The price at which a supplier is willing to sell power could be significantly different at midnight on an April evening than it will be at 3 PM in the afternoon of a 100 degree day in July. Current metering and billing techniques, coupled with standard ratemaking practices, results in most customers being billed on an average rate basis. The meter on a house or place of business records only the total amount of kWh consumed, and not the time of use. Customers are therefore largely indifferent to time of use pricing considerations because they pay the same unit price 24 hours a day, 365 days a year. The implementation of any meaningful retail direct access program, however, is ultimately dependent upon the availability to the customer, the generation supplier and the transmission/distribution utility of instantaneous or real time usage and generation supply information. The metering and communications technology necessary to provide such real time information is not presently in place for the vast majority of utility customers, and it is a formidable task to undertake the installation of the required technology for 1.4 million customers. Attachment 3 describes Consumers Energy's plan for the installation of the necessary technology. In order to allow for the immediate phase-in of retail direct access for all customer classes, however, Consumers Energy has developed an interim "approximation" program that would utilize real time information from a statistically significant sample of customers. This program assumes that customers electing retail direct access, but not yet equipped with the necessary metering technology would have load patterns consistent with this sample. Please refer to Attachment 4, Rule F5.4.(7) The reliance on sampling techniques would be reduced and hopefully eliminated by the year 2004 by the phased installation of new technology for all customers. Of course, Aggregators or individual customers who do not wish to be billed based upon the load pattern sampling technique during the phase-in period may pay to have the appropriate metering and communications technology installed earlier.

          (3) The rates and charges in Attachment 4 are based upon the transmission and utilization principles imposed by FERC. Certain of these principles, however, do not easily translate from the wholesale environment to the retail environment. For example, FERC pricing for transmission reservation is based on each customer's utilization of the transmission system during the one system peak hour of the month. Over 1.4 million of Consumers Energy's customers are not equipped with the type of metering necessary to determine system utilization at any single point in time. Thus, FERC pricing practices cannot be directly applied. Another example of this situation is that the FERC OATT tariff contains a $3,035 monthly customer charge. Direct assessment of such a charge in a retail direct access transaction would obviously adversely affect the economics of many such transactions. These items are merely examples of the types of issues which arise as the FERC tariff is used as the basis for retail direct access transactions. In the attached tariffs, the Company has attempted to capture as many of the FERC pricing policies and practices as is reasonably possible, while still recognizing the differences between wholesale service and retail service.

          (4) As the Commission is aware, FERC has directed that rates, terms and conditions of service for a retail direct access program would also be filed with the FERC for its review and approval. Consumers Energy will comply.

---------------------
     (7)Consumers Energy notes its belief that it is important that all utilities should offer a comparable program, rather than one more restrictive.

     Question 5:    A description, including tariff sheets, for the
                    standby service that the utility would provide to direct access customers.

          The direct access service tariff sheets discussed above in Response to Question 4 include a new Standby Service Tariff for use by retail direct access customers. See Attachment 4. This incorporates the provisions on length and availability of service recommended in the MPSC Staff Report. It must be noted that standby service will, from the outset of retail direct access, be available from sources other than Consumers Energy. Thus, customers will be free to choose from multiple sources of standby service.

          In order to assure a minimum available supply of standby service for an initial two year period, however, as well as a predictable price for that service during that time, Consumers Energy has accepted the Staff's recommendation that the utility should provide a regulated standby service for that period, but not beyond December 31, 2000. As the Staff explained, this will provide an opportunity for the standby generation market to further develop, and for parties to construct additional standby generating capacity. Consumers Energy has set the cost of the proposed standby service based upon the approximate cost of a new green field gas-fired peaking generator.

          The Company also proposes to close the existing standby tariff provisions, Rule D-7, Rate B-1 and Rate CG, to new standby business as part of these proceedings. Existing customers receiving standby service on these rates would be allowed to continue on these rates until January 1, 2001 at which time they can purchase standby service from sources other than the Company or from the Company at market-based rates. Commencing January 1, 2001, standby service will be provided to all customers at market-based rates.

     Question 6:    A list of any new or additional charges that the
                    utility does not currently assess that would be imposed under a direct access program.

          The implementation of a retail direct access program in which all classes of customers are eligible to purchase generation from alternative suppliers is a dramatic change in the traditional relationship between utilities and electricity customers. This change will undoubtedly cause many changes in the types of services offered and charges collected by the utility, many of which cannot currently be specifically identified. Consumers Energy believes that there will likely be a continually changing menu of services offered by distribution utilities and other entities, depending upon what the market expects and is willing to pay for. As a general rule, services which are offered by multiple providers should be priced in accordance with the market demand for those services.

          Examples of additional services arising from the implementation of direct access are: (i) billing services to third parties; (ii) supplier switching services; (iii) credit and collection services provided for third parties; (iv) third party performance bonds or deposits. Undoubtedly additional examples will arise over time.

          Revisions to certain utility practices and charges will also clearly be necessary as part of the transition to a restructured industry. Some examples of such revisions are the following:

          (A) Customer contribution requirements--Since many customers will no longer purchase generation services from the distribution utility, the level of investment the utility is willing to make to extend service to new customers without an offsetting contribution from the customer will change.

          (B) Bill payment schedules--The unbundling of utility charges and the inclusion of third party charges on bills may necessitate changes in payment schedules and associated charges.

          (C) Late payment and non-payment practices--Inclusion of third party charges on bills will also require changes in late payment/non-payment practices and charges.

          (D) Miscellaneous billing practices--Additional changes to existing billing practice rules will undoubtedly be necessary. Consumers Energy continues to examine these issues.

     Question 7:    A description of any transmission constraints or
                    limitations on the ability to import power into the utility's system. This description should include: (a) the amount of electricity currently being imported into the system from Michigan sources and from outside the state; (b) the nature of the existing imports, e.g., wholesale transactions; (c) the nature and location of the constraints; (d) an estimate of the amount of direct access electricity that could be imported into the utility's system given existing constraints; and (e) methods of removing constraints and their estimated costs and effects.

          A detailed discussion of the matters raised in Question 7 is contained in Attachment 5. As evidenced by both the Staff discussion of transmission issues and Consumers Energy's detailed answers, the issue of transmission constraints and interconnection capacity is highly complex. It is critical that the issues be both understood and resolved if Michigan is to advance to a competitive electric industry without causing a negative impact on the reliability of today's system. Transmission capacity and interconnection capacity are also critical to assuring a robust power supply market which is not subject to delivery constraints.

          Michigan's unique geography is only partially responsible for the difficulties in assessing the availability of transmission capacity. The physical properties of electricity bear the brunt of the responsibility. The following is a summary of simplified concepts important to understanding the issues raised in question 7.

          1. Transmission is affected by what generators are on line, at what capacity, and where the load is located.

          2. Importing electricity at more than one interconnection at the same time affects the transmission system differently than importation at only one interconnection point.

          3. The elimination of transmission constraints at one point does not necessarily eliminate transmission problems as a whole, and it may create constraints at other points.

          4. There is sufficient ATC in the near term (through 2000) to accommodate the phase-in of retail access in Michigan. Long term solutions will require additional transformers, extra capacitors, new substations, and/or new interconnections in Michigan, Indiana, Ohio and/or Ontario. These possible projects are also detailed in Attachment 5.

          5. Additional generation located within Michigan or the designation of certain generating facilities as "must run" units could also be part of the solution for the future.

          6. The Staff Report recommends that Consumers Energy and Detroit Edison be required to provide standby (if requested by the customer) at regulated rates for two years for any customer, but not beyond December 31, 2000. Consumers Energy supports this recommendation since it effectively eliminates concerns about transmission constraint issues for the near term.

          7. As discussed further in response to Question # 8, Consumers Energy supports the development of an independent system operator.
     If properly structured, an ISO will assure that the transmission system is utilized to its fullest capacity on a fair and open access basis.

          8. Consumers Energy will make good faith efforts to upgrade its transmission system when required to alleviate transmission constraints, providing that recovery of such expenditures is assured in addition to the CPI-1% adjustment mechanism which applies to energy delivery services.

          Consumers Energy recommends that transmission issues be recognized as issues that should be dealt with throughout the transition period. The resolution of transmission issues on a long term basis must be intertwined with the resolution of ISO/market exchange and market power issues.

     Question 8:    The status of any ongoing discussions regarding
                    the development of an Independent System
                    Operator.

          Transmission related issues encompass not only reliability issues, but also issues related to the provision of open access by a transmission owner, when that owner is a vertically integrated utility. Consumers Energy believes that an Independent System Operator ("ISO") can help resolve both types of problems.

          There is no universal definition of an independent system operator. This can readily be demonstrated by a comparison of the various ISO proposals around the country. The Midwest ISO under discussion does not include generation control responsibilities. The proposed Pennsylvania-New Jersey-Maryland ("PJM") ISO contemplates the management of a competitive energy market, whereas the proposed California ISO will be separate from a power exchange. The Texas ISO will assist control areas with coordination, whereas the PJM ISO and the California ISO will operate a single control area. Some ISOs will simply coordinate operating schedules provided by individual load-serving entities, while others will perform the schedule and dispatch of generation for their members. The actual functions of an ISO are up to each ISO to determine, providing the ISO meets the 11 basic principles set forth by FERC which were described in the Staff Report.

          Consumers Energy is concerned about the ability of transmission managers to maintain the reliability of the system in light of the rapidly increasing types and amounts of power transfers that will be taking place in the future. Today's transmission system was not designed for the functions it will be asked to perform in a retail access environment.
This problem has become a serious concern for the North American Electric Reliability Council ("NERC"). NERC is responsible for establishing the operating and planning standards necessary for the electric utility industry to maintain the reliability of the power system at its current high level. Specific NERC activities currently underway are detailed in Attachment 6.

          In light of direction from FERC in Order 888 to revise the existing Michigan Electric Power Coordinating Center ("MEPCC"), Consumers Energy and Detroit Edison undertook a series of discussions which included, among other things, the possible expansion of the MEPCC to a Michigan ISO. The advantages of a Michigan ISO would be the ability to utilize the capabilities of the current MEPCC for Consumers Energy-Detroit Edison transmission business functions, generation control and power security monitoring. Because these functions are performed by the MEPCC today, the time required to implement a Michigan ISO would be much shorter
than that required for a regional ISO.   If these discussions are resumed,
Consumers recommends that the MPSC Electric Staff play a role in the formulation of a statewide ISO.

          Because of the broad interest in a regional ISO, Consumers Energy has joined the initiative to form a Midwest ISO. There are currently 24 members of the Midwest ISO. See Attachment 7. While there is much work to be done on the Midwest ISO, there is general consensus on several key elements, including operations, planning and dispute resolution.

          The Midwest ISO would assume responsibility for all transmission service business currently being conducted by Consumers Energy ( and other transmission owners). The membership would "buy" all of its transmission service from the ISO. The revenues obtained for this service would be allocated back to the transmission owners. The responsibility for system reliability would also be transferred from Consumers Energy to the ISO. Control area functions such as automatic generation control and transaction schedule implementation would not be performed by the ISO, and would be functions retained by the utility. A dispute resolution procedure along the lines of that proposed for the ECAR Regional Transmission Group is a part of the current version of the Midwest ISO Operating Agreement being considered.

          The proposed governance of the Midwest ISO is still under discussion. Current plans call for a 12 member board with three representatives from transmission owners. Non-owners would elect the remaining nine representatives. No more than two members may represent an identifiable market participant groups. There is ongoing debate about the necessary procedures to change the Operating Agreement.

          The major unresolved issue is transmission pricing. There are several different proposals under discussion ranging from zonal pricing (priced at the embedded cost in the buyer's zone) to a single ISO-wide rate set at the average cost of all transmission in the system. Various task forces within the ISO are trying to merge the proposals into one proposal acceptable to all members.

          Because Michigan is physically located at a geographic extreme of the ISO, pricing is extremely important to Consumers Energy. In all likelihood, the ability or inability to agree on a pricing methodology will be the deciding factor in whether or not the Midwest ISO becomes a reality.

          To date, the Midwest ISO is comprised only of transmission owners. In addition to Consumers Energy, Detroit Edison, AEP/Michigan and the Michigan Public Power Agency are also members from Michigan. The Midwest ISO continues to have ongoing meetings with various stakeholders, including customers, marketers, brokers and regulators from the affected states. Provided that the Midwest ISO can resolve outstanding issues, an application must be filed, and approved by the FERC. The most optimistic estimate is that the Midwest ISO could be operational in 2000.

     Question 9:    A description of the methods that the utility
                    would propose to alleviate concerns regarding market power in a competitive market.

          Although the question appears to assume that utilities operating in Michigan will have market power in an open access environment, Consumers Energy cautions the Commission against prematurely jumping to that conclusion. As is evident from proceedings which have been held at the FERC on the subject of market power, it can be a fairly complex subject. As will be discussed below, however, Consumers Energy believes a conclusion can be drawn at this time that, given (i) the phase-in schedule set forth in the Staff Report, (ii) the availability of power import capability, (iii) the assurance of a regulated standby service, and (iv) the number of potential power suppliers, market power is clearly not a problem for at least the initial several years of the retail access program under discussion. Additional analyses may prove to be necessary in the future to determine the extent to which market power will be a legitimate concern.

          It should first be noted that concerns about market power being possessed by Michigan electric utilities should be largely alleviated by the fact that, under the Staff plan, the utility will retain the obligation to provide generation service at frozen rates through December 31, 2000 for primary customers, and through December 31, 2003 for secondary customers. See Section III of this Response. Thus, since no customer will be required to make market-based purchases of generation prior to those dates, and all customers may, if they wish, continue receiving generation service from the local utility at prescribed prices, customers are protected from the exercise of market power, assuming, arguendo, that some market participants may possess it.

          As discussed in response to question 7 regarding transmission constraints, there is not currently an unlimited amount of import capability into Michigan or into Consumers Energy's service territory. Notwithstanding the existing limitations, however, this situation does not give rise to any material market power concerns because of the retail access phase-in schedule contained in the Staff Report. Relative to the amount of import capability that does currently exist, the amount of customer load eligible for retail access in 1997-2000 is not sufficient to create any market power concerns. For Consumers Energy, the amount of customer load eligible for retail access is approximately 150 MW in 1997, 300 MW in 1998, 450 MW in 1999, and 600 MW in the year 2000. These amounts of customer load that will be able to "shop" for power should be compared to over 2000 MW of on-peak transmission capacity which is available to bring power into Consumers Energy's service territory. Thus, the relative amounts of import capability and customer load shopping for generation suppliers indicates no material market power problem can exist.

          With respect to the limited periods during the year when transmission constraints may exist, market power concerns are nevertheless alleviated by the regulated standby obligation recommended in the Staff Report. That is, the Staff recommends, and Consumers Energy has accepted, a requirement that the host utility provide a standby generation service for the first two years of the retail access program. Since this standby service will be available at a regulated rate, any limitations on import capability which might exist are resolved. This two year period provides an adequate opportunity for the generation market to further develop, for additional transmission capability to be developed, and for additional in-state generation capacity to be brought into or returned to service.

          Finally, the number of potential power suppliers which could sell to customers in Michigan provides adequate assurance that market power could not be exercised by individual market participants. There are numerous potential suppliers of generation services already present in Michigan, including generation owned by retail customers. Over 30 customers just in Consumers Energy's service territory own varying amounts of generating capacity. In addition, customers having the ability to choose power suppliers will be able to reach well beyond the Consumers Energy service territory and the existing MECS control area. This wide market area is the result of a strong extra high voltage transmission network that can physically reach generation sources anywhere in the eastern interconnection. Thus, direct access customers will have a wide number of power suppliers available to them, resulting in a very competitive power market environment.

          As evidence of this capability, Consumers Energy has, over the years, actively purchased power from not only first tier utilities (i.e., companies with whom Consumers Energy is directly interconnected), but also from second tier utilities (i.e., companies with whom Consumers Energy is one system removed). These include CINergy, Ontario Hydro, Centerior, Central Illinois Public Service, Louisville Gas and Electric, and Commonwealth Edison. This past experience gives an indication that, under most conditions, the market available to direct access customers is quite broad and diverse.

          Notwithstanding transmission constraints which may have existed at system peak conditions in the past, system operators have been able to maintain customer service reliability. As the industry is restructured, customers will have options available to them to maintain their desired level of service reliability, even at times when transmission constraints may limit power supply alternatives. It will be important, however, for customers, (or their aggregators or other representatives), to accept responsibility for transactions that were previously handled by the local utility. As discussed in the September 1995 NERC Report, Reliability Assessment, 1995-2004, customers who choose to be supplied from other than their local supplier will need to become more knowledgeable about power supplies and transmission systems, including overall supply reliability, services and information that were previously bundled in their local provider's electricity rates. The NERC report states:

          "In the new competitive environment:

          1. Buyers must assess for themselves the reliability or 'firmness' of electricity services purchased from competing suppliers by evaluating the validity of their claims."

Direct access customers will need to assure their own power supply and transmission service reliability through the contracts they sign with power suppliers and transmission providers.

          Additional Methods of Mitigating Market Power

          As explained above, Consumers Energy does not believe that, in the initial years of the retail access program envisioned by the Staff, market power is a material concern. While the situation that will exist beyond that time is dependent upon many different factors, the following are some of the options that suppliers, transmission providers and customers will have available to mitigate future concerns regarding market power in a competitive environment.

          A. Transmission Expansion -- While transmission limitations may limit the size of the power market in which customers can effectively shop for firm power, FERC Order No. 888 requires transmission providers to expand or upgrade their transmission systems to accommodate service requests, assuming that the requester is willing to compensate the provider for upgrade costs. Thus, customers and transmission providers can effectively increase the size of the market through the expansion and maintenance of reasonable and cost effective transmission capability. Consumers Energy will continue to plan and operate its transmission network for the benefit of all customer classes. It will make every effort to offer cost effective expansion and upgrade alternatives when requested, and will actively pursue implementation of necessary upgrades.

          B. Independent System Operator ("ISO") -- FERC stated in the Open Access Rule that the creation of organizations such as ISO's will assist in the mitigation of market power. To this end, Consumers Energy is participating in the Midwest ISO discussions. See response to Question 8 above. These discussions, which have 24 participants in the ECAR and MAIN regions of NERC, may lead to an independently managed and operated regional transmission system that complies with FERC's ISO principles. Consumers Energy will provide non-discriminatory, comparable transmission service to all customers, and will continue to pursue a regional or state ISO, or some similar organization that meets FERC's ISO principles, as an appropriate means of achieving non-discriminatory, comparable transmission service to all customers.

          C. Interruptible and Direct Controlled Load Management -- An option available to direct access customers to manage the potential impact of power supply interruptions or transmission congestion, or as an alternative to back-up or stand-by service, is for the customer to install equipment to lower energy use when their primary and/or back-up power supply is not available. Such devices can be a cost effective alternative for certain customers. Interruptible and direct controlled load management services are already available to customers who want them. Indeed, Consumers Energy expects that it and others will offer such services, as the market for them develops. Many vendors exist who will work with customers in developing individual load control programs.

          D. Michigan Power Exchange -- The creation of an independent power exchange where direct access customers could purchase power, could provide a medium for matching energy users and energy suppliers, thereby further mitigating any perceived market power. Such a power exchange would provide yet another supply option for customers. Consumers Energy expects that such exchanges will develop in a competitive environment.

          E. Non-utility Developers -- As noted in the Staff Report, multiple power suppliers can enter into the market relatively easily and the resulting competition will work to assure reasonable prices and adequate supplies for customers. Certainly the activity of non-utility developers in Michigan over the past 10 years supports this conclusion. The active involvement of non-utility developers in Michigan has demonstrated that these suppliers are a viable alternative for future power supplies.

          F. Self-generation Option -- Large customers have the option of constructing their own generating facility, either for partial service or full service of their load. A number of customers have found this to be cost effective, particularly when they can take advantage of co-generation in a manufacturing process having significant process steam demands. This ability to install self-generation clearly mitigates any market power which might be possessed by other generation providers in Michigan.

III. SUMMARY OF ESSENTIAL FEATURES OF RESTRUCTURING PLAN

          So that there is no doubt about the restructuring plan that Consumers Energy believes the Commission should endorse, this section of this Response sets forth, in summary fashion, the essential elements of the plan the Company is willing to voluntarily implement. This discussion includes a description of certain elements of the restructuring plan that were identified in the Staff Report but were not addressed in the preceding sections.

     A.   Retail Direct Access Schedule

          Retail direct access would be phased-in for Consumers Energy on the following schedule:

                       RETAIL DIRECT ACCESS SCHEDULE
                       (All figures in kW of Demand)

                   RESIDENTIAL      SECONDARY        PRIMARY
           7/97         49,000         32,000         69,000
           1/98         98,000         64,000        138,000
           1/99        147,000         96,000        207,000
         1/2000        196,000        128,000        276,000
           1/01        245,000        160,000      No Limits
           1/02        294,000        192,000      No Limits
           1/03       343,000*        224,000      No Limits
           1/04      No Limits      No Limits      No Limits
               * Based upon an average demand of 4 kW per residential customer, This equates to approximately 85,750 customers.

          Retail direct access for other Michigan utilities would be phased in on a comparable schedule, as described in the Staff Report.

     B.   Allocation and Bidding

          The available retail direct access load would be made available to customer classes and individual customers as described previously in this Response. In summary, the capacity would be distributed among primary customers, secondary customers and residential customers based upon the current ratio of class usage to total system usage. Bidding programs would then be conducted to allocate the available capacity among individual customers and aggregators.

     C.   Transition Cost Recovery

          Consistent with the Staff's recommendations, the Commission should conclude that Consumers Energy's transition costs are as set forth in the Response to Question 1. This approach permits recovery of the generation-related portion of regulatory assets, the net book value of nuclear facilities, Ludington/hydro decommissioning costs, and a portion of the contract charges associated with purchases from non-utility generators. As explained above, this approach results in a 1.31 cents per kWh transition charge, which would only be applicable to those customers electing retail direct access, and only for the 1997-2007 time period. To the extent the securitization option is available in the manner described above, the revenue requirement associated with the securitized assets would be removed from the Company's bundled rates, and a securitization charge of 1.12 cents per kWh would be applicable to all customers for the 15 year term of the securitization bonds.

          The Commission should also find that the recovery of costs associated with the implementation of industry restructuring should be accomplished in the manner described above in response to Questions 1 and
2. Thus, the costs of employee-related restructuring activities, revised metering and billing systems and equipment, and the associated infrastructure, and implementation of an independent system operator should also be recovered from customers as part of transition costs. Based upon the best information available at this time, Consumers Energy estimates that these costs will add 0.14 cents per kWh to both the transition charge and the securitization charge indicated above.

     D.   Rates, Terms and Conditions of Retail Direct Access
          Service

          Rates, terms and conditions for retail direct access service, including standby service for direct access customers, and reflecting the assumptions made herein, are set forth in Attachment 4. Recognition of the jurisdictional role claimed by the FERC is necessary in connection with these tariffs.

     E.   Rate Freeze

          The Staff Report indicates that the implementation of retail direct access should be accompanied by a freeze on base electric rates (i.e., the non-PSCR component of rates), subject to certain exceptions. This freeze would be effective until January 1, 2001 for commercial and industrial customers taking service at primary voltage levels (the date on which such customers are all eligible for retail direct access), and until January 1, 2004 for all other customers (when all other customers are eligible for retail direct access).

          The Staff also indicated that certain exceptions to this freeze would be appropriate. Consumers Energy believes that these should include the following: (a) increases resulting from the operation of the performance-based rate mechanism for transmission and distribution rates (see below); (b) increases resulting from changes in accounting requirements, state or federal laws or regulations which affect the cost of providing service by at least $2 million annually; (c) increases resulting from transmission system upgrades or expansions required to alleviate transmission constraints; (d) changes in projected nuclear decommissioning costs; and (e) miscellaneous changes in rules and non-price related rate provisions such as extension policies, billing practices, late payment provisions, and other such policies.

     F.   PSCR Suspension

          The Staff report also indicates that the power supply cost recovery ("PSCR") clause should be suspended during the transition period (and ultimately eliminated entirely). This recommendation should be implemented for Consumers Energy by adjusting for the levelized phased-in capacity charge increases for NUG purchases which have previously been approved by the Commission, and an adjustment to reflect the normalization of generating plant outage schedules. In addition, there are two PSCR reconciliation cases pending at the Commission for Consumers Energy for 1994 and 1995, which reflect under-recoveries of $15.3 million and $13.7 million, respectively. In addition, the 1996 reconciliation and the projected 1997 reconciliation amounts should also be reflected.

          The impact of these PSCR-related items is to increase customers rates by 0.32 cents per kWh. The system average rate would increase from
7.02 cents per kWh to 7.34 cents per kWh.  See Attachment 8.   It should
be noted that this calculation does not reflect the significant impact a dissolution of the Michigan Electric Coordinated Systems ("MECS") arrangement between Consumers Energy and Detroit Edison could have on PSCR costs. Therefore, a further adjustment may also be necessary for this reason.(8)

          If the securitization approach becomes an available option in the manner described previously in this Response, this PSCR-related increase could be more than offset by the benefits associated with securitization. The immediate annual customer savings associated with securitization are approximately $226 million, as shown on Attachment 8. This reflects a reduction in the 7.34 cents per kWh average rate to 6.68 cents per kWh, or approximately a 9% rate reduction. Consumers Energy believes these savings should be used first to correct cross-subsidization issues within and between customer rate classes, with any remaining amount spread to all customer classes.

---------------------
     (8)A dispute between the two companies concerning the future of MECS is currently under review by the FERC. FERC Docket Nos. OA97-258-000 and ER97-1168-000, and OA97-472-000 and ER97-1023-000. Detroit Edison is
seeking dissolution of MECS, effective as early as April 30, 1997.

     G.   Performance-Based Ratemaking Mechanism

          The Staff Report contains an excellent discussion of a performance-based approach to the regulation of transmission and distribution services. Because of the importance of maintaining reliable, high quality service, it will clearly be necessary to make substantial expenditures to continue to operate and maintain the Company's transmission and distribution system. The indexing approach recommended in the Staff Report recognizes that such expenditures will be necessary and that it would be desirable to develop non-traditional incentives which will encourage the utility to deliver high quality service at a reasonable cost.

          As part of its endorsement of the Staff Report, the Commission should explicitly approve performance-based ratemaking proposals which:
(a) apply to non-generation rates, (b) provide adequate incentives for the maintenance of transmission/distribution service quality and reliability, and (c) provide for annual increases in non-generation rates which do not exceed the percentage increase in the Consumers Price Index ("CPI"), less one percent.

     H.   Obligation To Serve

          The restructuring of the electric industry requires that the electric utility's obligation to provide service be substantially redefined. The Commission should adopt the following principles:

          (1) Except as otherwise stated below, the generation of electricity will no longer be regulated as a public utility function or service. The provision of electric generation service will be a matter of contract between a retail customer and a generation supplier (or aggregator).

          (2) A company supplying transmission and distribution services will, subject to technical and operational constraints, have an obligation to provide transmission and

distribution services to all retail customers within its service territory at rates and on terms and conditions authorized by the appropriate regulatory authority.(9)

          (3) Through December 31, 2000 for retail customers served at primary voltage levels, and through December 31, 2003 for retail customers served at secondary voltage levels, existing electric public utilities will have the obligation to provide generation service.

          (4) After the dates stated in paragraph 3, a company supplying transmission and distribution services will have the obligation to procure generation services, to the extent sufficient generation supplies are available, for retail customers who fail to make alternative arrangements for generation service and who request the company to procure such generation supply. This obligation does not, however, require the company to build generating capacity or to enter into long term power purchase agreements. The pricing for such service will be market-based (i.e., current market price plus an appropriate adder).

          (5) Through December 31, 2000, a company supplying transmission and distribution services will have an obligation to provide standby generation service to retail direct access customers. As of January 1, 2001, this obligation is terminated, and the provision of standby service will be a matter of contract between a retail customer and a generation supplier.

     I.   Reciprocity

          Reciprocity is another critical element of the Staff restructuring plan. Without strong reciprocity requirements, there can be no fair, competitive generation market, and, as noted previously, stranded/transition costs would be dramatically increased. Because the arguments in favor of reciprocity have been put before the Commission in other proceedings, Consumers Energy will not repeat those arguments in this Response. The Commission should, however, endorse the following principles:

          (1) No electric utility operating in Michigan should be permitted to utilize the transmission and distribution system of another Michigan utility to make retail sales unless the utility wishing to make the sale provides comparable direct access to retail customers located within its service territory.

---------------------
     (9)To the extent transmission system expansions or upgrades are necessary, prompt and reasonable rate recognition of the associated investment is critical.

          (2) No generation supplier that also provides retail distribution services, or that has an affiliate that provides retail distribution services, should be permitted to utilize the transmission and distribution system of a Michigan utility to make retail sales unless the supplier or its affiliate provides a comparable retail direct access service. If the transaction involves an intermediary (such as a marketer or broker), the reciprocity obligation could be satisfied by either the regional transmission/distribution affiliate of the intermediary, or by the owner of the generation source or its regional transmission/distribution affiliate.

          (3)  A "comparable" retail direct access service is one which
     (i) provides for retail direct access in an amount of retail customer load which is equivalent to that provided by the transmission and distribution company, (ii) specifies rates, terms and conditions that are equivalent to those offered by the transmission and distribution company, and that have been approved by all applicable regulatory authorities for use in retail direct access transactions.

          (4) "Sham" transactions should not be permitted to avoid the reciprocity condition.

     J.   Creation of an Independent System Operator

          Consumers Energy and other Michigan transmission-owning utilities should proceed with the development of an ISO.

IV.  CONCLUSION

          As noted in Consumers Energy's January 21 Comments, the Company believes that the industry restructuring framework set forth in the Staff Report is a reasoned approach which is fair to all stakeholders. The additional information provided in this Response should provide the Commission with the necessary data to satisfy itself that the recommendations contained in the Staff Report are indeed in the public interest. Consumers Energy encourages the Commission to take the steps necessary to allow these recommendations to be implemented.

          Contrary to the apparent contentions of other parties(10), Consumers Energy does not believe that throwing this process into further hearings is likely to prove to be a satisfactory

---------------------
     (10)See e.g., the Joint Request For Contested Case Hearings filed by the Attorney General, ABATE and the Residential Ratepayer Consortium on February 21, 1997. means of implementing industry restructuring. The Commission has properly been proceeding thus far in a manner which allows all parties to comment upon each aspect of the restructuring proposal, and to that end, has already held public hearings and received written comments on the Staff Report. Following the filing of this Response, the Commission has scheduled additional public hearings and has provided an additional opportunity for written comments on the information contained in this Response. As of April 7, 1997 (when the written comments of other interested persons are due), no one will be able to credibly complain that they have not had a fair opportunity to express their views on the issues raised by the Staff Report.

          To allow this process to become bogged down in potentially extraordinarily extended additional hearings at this time would, in the opinion of Consumers Energy, be a significant mistake. It would make it virtually impossible for the Commission to influence or be of any assistance to the Legislature in 1997 as it begins its consideration of utility restructuring. Indeed, during (and because of) the pendency of the requested contested case hearings, the Commission's ability to influence the public debate over utility restructuring at all would be minimal. Commencing hearings would also postpone any possibility of implementing any portion of the Staff plan in 1997, and probably for an extended period thereafter. The Commission should be very reluctant to initiate hearings that are sure to be lengthy, contentious, and in the end, unlikely to produce materially different information than the Commission already possesses.

          As stated in the Introduction of this Response, Consumers Energy believes that the Commission can and should take strong, productive action in response to the information provided in this Response and by other interested parties. Upon completing its analysis of the information it has solicited, Consumers Energy believes the Commission should (i) issue an order endorsing the restructuring plan set forth in the Staff Report, as that plan has been further developed in this Response, (ii) include in that order a recommendation to the Legislature that it enact legislation which is consistent with that plan, and (iii) accept the Company's offer of voluntary implementation.

          Consumers Energy stands ready to proceed with the initial implementation of the MPSC Staff restructuring plan, subject to the Commission taking the steps outlined above, and subject to the Commission approving the entirety of the implementation plan which is described in this Response. In addition, because of the importance of gaining legislative authorization of the restructuring plan, the Company's willingness to voluntarily implement this plan would cease as of December 31, 1997, unless satisfactory utility restructuring legislation has been enacted by that date. While there may well be alternative routes to achieving utility industry restructuring besides what is described in the Staff Report and in this Response, Consumers Energy doubts that there are any that offer as great a likelihood of successful and expeditious implementation.

                                   Respectfully submitted,

                                   CONSUMERS ENERGY COMPANY



Dated:  March 7, 1997            By  /s/ David W. Joos
                                   ----------------------------------
                                   David W. Joos
                                   Executive Vice President and
                                     Chief Operating Officer - Electric


   /s/ Jon Robinson
-------------------------------
David A. Mikelonis
Jon R. Robinson
212 West Michigan Avenue
Jackson, MI 49201
Attorneys for Consumers Energy
Company